Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
23 October 2008
Sterlite Industries (India) Limited
Results for the Second Quarter and Half year Ended 30 September 2008
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its results for the second quarter (“Q2”) and Half year (“H1”) ended 30 September 2008.
Highlights
■	Attributable PAT up 18% at Rs. 1,277 crore

■	Highest mined zinc production in any quarter

■	Refined zinc production at 122,000 tonnes, an increase of 30% over the corresponding prior quarter

■	Significant reduction in unit production costs in Zinc and Copper businesses, despite rising energy costs

■	Lanjigarh bauxite mining project cleared by the Honorable Supreme Court of India

■	Commissioning of first phase of the Jharsuguda aluminium smelter progressing well; second power unit commissioned

■	All other expansion projects progressing well and on schedule

■	Strong balance sheet with net cash position of approximately Rs. 12,000 crore as at 30 September 2008
Unaudited Consolidated Financial Highlights

(Rs. in Crore, except as stated)
	Quarter ended			Six months ended
	30 September		Change	30 September		Change
	2008	2007	%	2008	2007	%

Net Sales/Income from operations	6,594	6,567	0.4	12,364	12,706	-2.7
Profit before tax	2,012	2,020	-0.4	3,988	4,228	-5.7
Taxes	292	446	-34.5	672	971	-30.8
Profit after tax	1,721	1,574	9.4	3,316	3,257	1.8
Minority Interests including share of associates	441	491	-10.2	891	1,031	-13.6
Attributable profit	1,277	1,083	17.9	2,428	2,226	9.1
Earnings Per Share (“EPS”) (Rs/share)	18.0	15.3	17.6	34.3	34.7	-1.1

Copper Business
Total cathode production was 149,000 tonnes in H1 compared with production of 172,000 tonnes in the corresponding prior period, primarily on account of a planned 26 day maintenance shutdown in the first quarter. The Tuticorin smelter produced 81,000 tonnes of cathode in Q2 compared 91,000 tonnes in the corresponding prior quarter, primarily due to the stabilisation issues faced during the post-shutdown ramp up, which have now been resolved.

Sterlite Industries (India) Limited Indian GAAP Financial Results for the Second Quarter and Half Year ended 30 September 2008	Page 2 of 4
Mined metal production at our Australian mines was 12,000 tonnes in H1, a decrease of 20% compared with the corresponding prior period. Production during Q2 was 6,000 tonnes, a decrease of 25% compared with the corresponding prior quarter. The decrease in production was primarily on account of an unscheduled 20-day shutdown of the processing plant in Q2 to make structural repairs and reinforcements. The processing plant is now fully operational.
H1 revenues were Rs. 6,691 crore compared with Rs. 6,651 crores in the corresponding prior period. Revenues for Q2 were Rs. 3,733 crore compared with Rs. 3,537 crore in the corresponding prior quarter.
H1 EBITDA was Rs. 994 crore compared with Rs. 582 crore in the corresponding prior period. EBITDA for Q2 was Rs. 590 crore compared with Rs. 246 crores in the corresponding prior quarter. The increase in EBITDA was mainly on account of improved by-product realisations and better copper recoveries, despite lower TcRcs.
SIIL received the prestigious IEI Safety Innovation Award 2008 from Institute of Engineers India. The company also bagged the Madras Export Processing Zone SEZ Award for outstanding export performance in the year 2006-07.
Aluminium Business
Aluminium production in H1 was marginally up at 180,000 tonnes compared with production of 178,000 tonnes in the corresponding prior period. Production in Q2 was also marginally up at 91,000 tonnes compared with the production of 90,000 tonnes in the corresponding prior quarter. The aluminium smelter at Korba continues to operate at its rated capacity.
The first stream of the alumina refinery at Lanjigarh is fully operational, using bauxite supplies from both BALCO and third parties. Calcined alumina output at Lanjigarh was 250,000 tonnes in H1 and 114,000 tonnes during Q2 and is sufficient to meet our current internal requirements at BALCO and Jharsuguda.
H1 revenues were Rs. 2,285 crore, an increase of 9% compared with the corresponding prior period. Q2 revenues were Rs. 1,117 crore, an increase of 7% compared with corresponding prior quarter. The increase in revenue was primarily on account of higher LME prices and depreciation of the India rupee.
H1 EBIDTA was marginally up at Rs. 731 crore compared with the corresponding prior period. Q2 EBIDTA at Rs. 280 crore was lower by 11% compared with the corresponding prior quarter. The decrease in EBIDTA in Q2 was primarily on account of higher costs of energy and input materials.
BALCO received the coveted National Safety Award from the Ministry of Labour and Empowerment for the Korba II smelter . BALCO’s Mainpat mines won the FIMI Gem Granite award for Environment Management.
Zinc Business
Mined metal production at 305,000 tonnes during H1 was highest ever reported in any six month reporting period. Mined metal production in Q2 was 167,000 tonnes, the highest reported in any quarter and up 17% compared with the corresponding period last year. Higher H1 and Q2 production has been the result of the successful commissioning and ramp-up of the stream III concentrator at Rampura Agucha.

Sterlite Industries (India) Limited Indian GAAP Financial Results for the Second Quarter and Half Year ended 30 September 2008	Page 3 of 4
Refined zinc production was a record 249,000 tonnes in H1, an increase of 33% compared with the corresponding prior period. Refined zinc production in Q2 was 122,000 tonnes. The Chanderiya pyro smelter was shut down for planned maintenance for 50 days in Q2. The smelter is now operating at normal production levels.
Refined lead production was 30,000 tonnes in H1, an increase of 11% compared with the corresponding prior period. Refined lead production in Q2 was 13,000 tonnes.
Sales during the quarter were augmented by the sale of 97,000 dry metric tonnes of zinc and lead concentrate.
During Q2, HZL was able to achieve significant reductions in the operating cost on the back of improved operational efficiencies and higher by-product credits, despite higher energy costs.
The positive impact of the higher metal volumes and the depreciation of the Indian rupee in Q2 was more than offset by the sharp decline in the zinc LME prices. During the quarter, the average zinc LME price was $1,773 per tonne as compared with $3,238 per tonne in the corresponding prior quarter.
Attributable Net Profit after Taxes
Attributable Net Profit after Taxes for Q2 and H1 were Rs. 1,277 crore and Rs. 2,428 crores, an increase of 18% and 9% respectively compared with the corresponding prior periods, due to increases in volumes, operational efficiencies and improved byproduct realisations, despite a sharp decline in commodity prices.
The effective tax rate for H1 was also lower compared with the corresponding prior period mainly on account of various tax planning initiatives.
Expansion Projects
Aluminium
On 8 August 2008, the Supreme Court cleared the bauxite mining project at Lanjigarh, Orissa. We expect to start feeding the refinery with our own Niyamgiri bauxite production by mid CY 2009.
Work on the first phase of the 500,000 TPA aluminium smelter and associated captive power plant at Jharsuguda, Orissa is progressing well and as at 30 September 2008, 76 pots had been brought in line supported by the first unit of the captive power plant. Additionally, the second unit of the captive power plant has been recently commissioned. We will progressively commission Phase I of the aluminium smelter and expect it to achieve its capacity of 250,000 tonnes per annum by end of this fiscal year.
Preliminary work and ordering for the recently announced 1.25mtpa aluminium expansion project at Jharsuguda and 325kt aluminium expansion project at Korba has commenced.
Zinc
The construction work for the 310,000 tonnes zinc and lead smelter at Rajpura Dariba with 160 MW associated captive power plant alongwith Rampura Agucha mine expansion is progressing well and is on schedule for completion by mid-2010, as announced earlier. Work at the other mining projects at Sindesar Khurd and Kayar are also progressing as per schedule for progressive commissioning by early 2012.

Sterlite Industries (India) Limited	Page 4 of 4
Indian GAAP Financial Results for the Second Quarter and Half Year ended 30 September 2008
Commercial Energy
Work on 2,400 MW (4x600 MW) coal based Independent thermal power plant at Jharsuguda is progressing well and overall the project is on schedule for progressive commissioning from late 2009 as expected.
We have taken possession of land from the Government of Punjab for the 1,980 MW coal based thermal power plant at Talwandi Sabo in the State of Punjab, India and have commenced engineering and procurement activities.

For further information, please contact:
Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja
Manager — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit
www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.